UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three and six months ended June 30, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the three and six months ended June 30, 2016. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 ASR (Registration No. 333-211545) and the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 27, 2016	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)